DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, NY 10017
212 450 4000
FAX 212 450 3800

MENLO PARK
WASHINGTON, D.C.
LONDON
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

File No. 82-5201

June 13, 2008

Re: **Gamesa, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. ("**Gamesa**"), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- Analyst Presentation to be used during live Webcast taking place at 6 pm (Madrid time) on June 13, 2008 regarding the Strategic Agreement between Gamesa and Iberdrola Renovables

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Best regards,

Ines Velasco/JK

Ines Velasco
Legal Assistant

Enclosure
By Hand Delivery

6/17

Gamesa

Strategic Agreement

Gamesa - Iberdrola Renovables

Madrid, June 13, 2008

Table of Contents

Gamesa and Iberdrola Renovables have renewed the largest strategic collaboration agreement in the history of renewable energy.

- ✓ The largest wind turbine generator agreement in history signed (4,500 MW)
- ✓ Confirms the visibility required to speed up the industrial business pace of growth
- ✓ The pooling of efforts enables a leading company to be set up in wind energy promotion in Europe
- ✓ The structure allows Gamesa to continue creating value while maintaining commitments with third parties
- ✓ Gamesa focuses on the wind turbine business, the driving force for growth

Gamesa

Table of Contents

The wind turbine sale agreement is complemented with a strategic alliance in wind farms in Continental Europe

- ✓ **Supply of Wind Turbines.** 4,500 MW for 2010 – 2012 period

- ✓ **Wind Farm Strategic Alliance:** Merger of the wind farm promotion businesses in Continental Europe(*)
  - ✓ Rest of Europe: 24% GAM 76% IBR
  - ✓ Spain: 23% GAM 77% IBR
    - The stake in Spain may be enlarged to reach 32% on the basis of the MW awarded to the company until December 2010

- ✓ **Sale of wind farm business in the UK, Mexico and Dominican Republic:** Exit from the wind farm promotion activity in the UK, Mexico and the Dominican Republic at the price of € 65 Mill.

(*) Includes Germany, Bulgaria, Cyprus, Estonia, France, Greece, Hungary, Italy, Poland, Portugal, Rumania, Russia and Sweden

The largest Wind Turbine Supply agreement in history

Gamesa

Description of the WTG Supply Agreement

4,500 MW
(1,500 MW/year)

USA

Europe

- ✓ **2010 – 2012 period**
- ✓ **Conditions of sale**
  - ✓ ExWorks Sales
  - ✓ Building up and Start-up
  - ✓ O&M during warranty Period
- ✓ **Total investment in excess of €6.3 billion**(*)
  - ✓ Wind Turbine Cost
  - ✓ Transport
  - ✓ Civil Works and Electrical Installation
  - ✓ Installation and Connection to Grid

(*) Equivalent to the total investment required t for wind farm installation, not only the WTG cost

The merger of two leading firms in the promotion of wind farms (1 of 2)

Gamesa

Description of the Alliance Agreement on European Wind Farms

✓ **Wind Farm Strategic Alliance.**

Merger of the wind farm promotion businesses in Continental Europe

Spain	Rest of Europe
23%(*) GAM – 77% IBR	24% GAM – 76% IBR

(*) May be enlarged to reach 32% on the basis of the MW awarded to the company until Dec. 2010

✓ **Projects:** The joint venture companies will promote, develop and operate the projects started up from the beginning of 2008

✓ **Liquidity for Gamesa:** Cross-linked options structure that permits the sale of the business to Iberdrola Renovables under market conditions after Dec. 31, 2010.

The merger of two leading firms in the promotion of wind farms (2 of 2)

✓ Cross-Linked Options

- ✓ **Sale to Iberdrola Renovables Option:** Gamesa has the option to sell its stake in each of the joint venture companies after Dec. 31, 2010.

- ✓ Iberdrola Renovables has the option to buy Gamesa's stake in each of the joint venture companies after Dec. 31, 2010.

✓ Market Price

- ✓ The price to exercise the options will be set by two banks that will appointed by each of the parties.

- ✓ Should there be a valuation difference in excess of 10%, a third bank will make another appraisal and the price will be set at the average of this appraisal and the average of the two previous appraisals

Sale of the promotions business in the United Kingdom and Latin America

Gamesa

Description of the Promotions Business Sale Agreement

✓ **Promotion Portfolios:** 940 MW in promotion portfolio

✓ **Location:**	**Portfolio:**
▪ United Kingdom	600 MW
▪ Mexico	300 MW
▪ Dominican Republic	40 MW

✓ **Price: € 65 Million**

✓ **Conditions:** Operation subject to satisfactory due diligence

Gamesa

Table of Contents

The company's internationalization process culminates ...

Gamesa

Internal Analysis

United States

Production Centers: 4 in Pennsylvania
Components:
- Nacelle Assembly
- Blades
- Towers

Capacity: 900 MW
Team : 1,200 employees

Europe

Headquarter in Spain
Production Centers: 25 in Spain
Components:
- Nacelle Assembly
- Blades
- Gearboxes
- Generators
- Electric
- Control Software
- Towers

Capacity: 2,100 MW
Team : 4,850 employees

China

Production Centers: 4 in Tianjin
Components:
- Nacelle Assembly
- Blades
- Gearboxes
- Generators

Capacity: 600 MW
Team : 900 employees

Note: The number of employees making up the Gamesa team (7,000) includes personnel from all business areas. Data from Dec. 2007.

... focusing on managing areas of greater growth ...

Internal Analysis

EBITDA by Activity & Aggregated EBITDA (€ mill.)


CAGR + 21%
481
327
CAGR +47%
393
82%
56%
182
CAGR -22%
44%
145
88
18%
2005
2007
Wind Farms
Wind Turbines

... increasing the future growth pace with the support of strategic alliances and the redesign of the value added chain.

Gamesa

Internal Analysis

Annual WTG Production Capacity (MW)



+700 MW/year
+ 1,100 MW/year
1,800
3,900
6,000
2005
2008
2010

Note: Capacity at year-end

The new agreement will increase the pace of annual deliveries by 65% and reinforce the order portfolio in Europe ...

Internal Analysis

WTG Order Backlog (MW)


+4,500 MW
TOTAL
11,618
China 913
USA 2,902
EU & RW
7,803
TOTAL
7,118
China 913
USA 1,552
EU & RW
4,653
Previos to the agreement
After the Agreement

WTG Deliveries Forecast (MW/year)


+600 MW/year
1,500
900
IBR Agreement '06-'09
IBR Agreement '10-'12

... an area in which the wind farm Strategic Alliance in located ...

Internal Analysis

Alliance in Spain

Gamesa 23% — IBERDROLA RENOVABLES 77%

Gamesa stake is adjustable on the basis of the MW awarded to the company until Dec. 2010:

- **68% IBR**
- **32% GAM**

Alliance in Rest of Europe

IBERDROLA RENOVABLES 76% — Gamesa 24%

- ✓ Germany
- ✓ Greece
- ✓ Rumania
- ✓ Bulgaria
- ✓ Hungary
- ✓ Russia
- ✓ Cyprus
- ✓ Italy
- ✓ Sweden
- ✓ Estonia
- ✓ Poland
- ✓ France
- ✓ Portugal

... which "frees up" 43% of the existing wind farm sale commitments and the joint promotion agreement from 2002 ...

Gamesa

Internal Analysis

Sale Agreements in Effect (~1,700 MW)


MW the company has to sell to third parties
MW integrated into the company
Third-party commitments in Europe 22%
Commitments with IBR in Europe 43%
Commitments in USA 35%
MW in markets beyond the agreement

Joint Promotion Agreement 2002-2012

✓ **Origin of the new agreement, which replaces it**

✓ **Parties commitment to merge promotions (60/40) in:**

- **France**
- **Mexico**
- **Benelux**
- **United Kingdom**

✓ **IBR is entitled to purchase and GAM to sell its stake in the wind farms at market prices**

... and allows both partners a greater pace of installations per year.

Internal Analysis

Promotion Portfolio (Continental Europe) Individual and Joint (MW)



22,000
311 MW committed for sales
10,000
1,225 MW committed for sales
Gamesa
Joint Venture

* Net of MW sold to 3rd parties

Total installation forecast during 2009-2012 in joint companies (MW)



2.000
800
2.800
Gamesa
IBERDROLA RENOVABLES
Iberdrola Renovables previous forecast
Gamesa + Synergies contribution
Joint ventures forecast

The rest of the promotion business value will be generated when the market recommends it.

Gamesa

Internal Analysis

Gamesa Total Prior WF Portfolio (MW)



RoW 928
Sale to IBR
Rest of Europe 5,002
Strategic Alliance with IBR
Spain 5,114
China 1,826
USA 6,690
Current Portfolio

Portfolio Unaffected by Agreement (MW)



Value generation when market conditions recommend it
China 1,826
USA 6,690
Portfolio not included in the JV

Note: UK MW included in Rest of World (RW)

Gamesa

Table of Contents

Gamesa and Iberdrola Renovables have reached an agreement enabling them to create value for their shareholders: 1+1 >2

- ✓ The largest deal in the history of renewable energies
- ✓ The visibility provided by the operation allows the technology business pace of growth to increase
- ✓ Confirmation of the 2006-2008 strategic guidelines on growth and profitability
- ✓ Merging the strengths of two leading companies in worldwide promotions allows for faster growth and the installation of better wind farms, thus increasing the shareholder value creation
- ✓ The US and Chinese businesses will generate value in accordance with profitability maximization criteria
- ✓ Gamesa will focus on its wind turbine activity, the company driving force for growth

Q&A

Thank you

Disclaimer

Gamesa. Investor Relations

Gamesa

END

About Gamesa

- ✓ Gamesa is a company specialized in technology for energy sustainability, mainly wind power. Gamesa is the market leader in Spain and is positioned worldwide among the most important WTG manufacturers with a market share over 15% in 2007.
- ✓ In 2007, renewable energy activities took Gamesa's turnover up to 3,273 Million euros with a workforce of almost 6,945 people.
- ✓ Gamesa has installed 13,000 MW of its main product lines in 20 countries spread out over four continents. The annual equivalent of this production amounts to the electrical power consumption of a city like Madrid over six years, allowing for savings of 7.5 million petroleum equivalent tons / year and a reduction in CO2 emissions of 51.9 tons / year.

Investor Relations Team	+34 94 431 76 05
Maite Bermejo	mbermejo@gamesacorp.com
Leire Martínez	lmartinez@gamesacorp.com
Beatriz García	bgovejero@gamesacorp.com